Exhibit 99.1

ATS CORPORATION

Management's Discussion and Analysis

For the Quarter Ended June 28, 2026

TSX: ATS
NYSE: ATS

Management's Discussion and Analysis
For the Quarter Ended June 28, 2026

This Management's Discussion and Analysis ("MD&A") for the three months ended June 28, 2026 ("first quarter of fiscal 2027") is as of August 6, 2026 and provides information on the operating activities, performance and financial position of ATS Corporation ("ATS" or the "Company"). It should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the first quarter of fiscal 2027, which have been prepared in accordance with International Accounting Standard ("IAS") 34 – Interim Financial Reporting, and are reported in Canadian dollars. All references to "$" or "dollars" in this MD&A are to Canadian dollars unless otherwise indicated. The Company assumes that the reader of this MD&A has access to, and has read, the audited consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board and the MD&A of the Company for the year ended March 31, 2026 ("fiscal 2026 MD&A"), and accordingly, the purpose of this document is to provide a first quarter of fiscal 2027 update to the information contained in the fiscal 2026 MD&A. Additional information is contained in the Company's filings with Canadian and U.S. securities regulators, including its annual information form for fiscal 2026 ("AIF"), found on the Company's profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company's website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements
This document contains forward-looking information within the meaning of applicable securities laws. Please see "Forward-Looking Statements" for further information on page 28.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See "Non-IFRS and Other Financial Measures" on page 31 for an explanation of such measures and "Reconciliation of Non-IFRS Measures to IFRS Measures" beginning on page 22 for a reconciliation of non-IFRS measures.

COMPANY PROFILE

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems - including automation products and test solutions - for a broadly diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, industrial & consumer, food & beverage, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

STRATEGY

To create sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company's foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model ("ABM"), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability.

Grow: To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

Expand: To expand the Company's reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, along with strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model
The ABM is a business management system that ATS developed with the continuing goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

•People: developing, engaging and empowering ATS' people to build the best team;

•Process: aligning ATS' people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•Performance: consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS' playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes acquisitions, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share and margin data)

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025	Variance
Revenues	$693.7	$736.7	(5.8)%
Adjusted revenues[1]	$698.3	$736.7	(5.2)%
Net income (loss)	$(0.3)	$24.3	(101.2)%
Adjusted earnings from operations[1]	$68.1	$78.6	(13.4)%
Adjusted earnings from operations margin[2]	9.8%	10.7%	(92)bps
Adjusted EBITDA[1]	$92.9	$101.5	(8.5)%
Adjusted EBITDA margin[2]	13.3%	13.8%	(47)bps
Basic earnings (loss) per share	$—	$0.25	(100.0)%
Adjusted basic earnings per share[1]	$0.35	$0.41	(14.6)%
Order Bookings[3]	$656	$693	(5.3)%

As At	June 28 2026	June 29 2025	Variance
Order Backlog[3]	$1,889	$2,068	(8.7)%
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures."
2Non-IFRS ratio — See "Non-IFRS and Other Financial Measures."
3Supplementary financial measure — See "Non-IFRS and Other Financial Measures."

EXECUTIVE UPDATE
•Following the completion of a comprehensive review of its entire portfolio against its long-term value creation criteria, management has initiated a program to transform the Company's fixed cost structure over time (the "Fixed Cost Transformation Program"). The review included consideration of operating footprint, cost structure and capital allocation priorities, resulting from management's application of a disciplined cash return on investment framework across the organization. The review reinforced management's confidence in the Company's core strengths and position in critical growth markets, and identified opportunities to simplify the Company's operating structure, optimize its global footprint, reduce fixed costs and improve returns on invested capital, while better aligning it with its current business profile and long-term growth objectives. Management believes these meaningful structural changes can contribute approximately half of the margin expansion required to achieve the Company's current long-term adjusted earnings from operations margin target of 15%.

This multi-phase program, which is expected to be completed in approximately 18 months, is not intended to alter the Company’s strategic focus on services or the end markets it serves. Rather, the objective is to reshape the cost structure of the business so that resources can be allocated more efficiently in support of the Company’s long-term growth strategy.

As the initial phase of the Fixed Cost Transformation Program, management identified excess capacity across certain European facilities based on current and expected demand for customer programs required to be executed within Europe (the "European Footprint Consolidation"). This

European Footprint Consolidation will involve the transfer of select technical capabilities to other ATS facilities where existing capacity and capabilities can support customer requirements more efficiently. Where appropriate, customer programs may also be supported through ATS’ broader global footprint. Given the nature of the facility and reorganization activities involved, implementation and the realization of the related benefits are expected to build as the program actions are implemented over approximately 18 months. Related restructuring costs will be disclosed as the plans progress. The annual costs that can be reduced in connection with this initial phase are expected to be in the range of $20 million, followed by additional cost reduction opportunities on the remainder of the Fixed Cost Transformation Program, including opportunities to simplify the Company's operating footprint and reduce fixed costs in other parts of the business. Those initiatives remain under evaluation and will be communicated as plans are finalized and approved. The initial phase of cost reductions is expected to represent approximately 30% of the savings opportunity from the broader Fixed Cost Transformation Program.
•Fiscal 2027 performance expectations: During the first quarter, the Company made progress on several commercial and operating initiatives. Gross margin on adjusted revenues, excluding adjustment items, improved both sequentially and year-over-year. The Company continues to action its previously disclosed reorganization and restructuring activities which consist of workforce reductions and facility consolidation initiatives in its former transportation-related business and other businesses. Certain of these restructuring activities have taken longer to implement than previously anticipated as the Company works through the applicable regional requirements, and as a result, a portion of the expected costs has shifted into the second and third quarters of fiscal 2027.

Management continues to have conviction in the Company's pipeline across its core end markets, which is supported by its broad base of differentiated technologies, products and engineering know-how, and strong customer relationships. Timing delays in certain previously anticipated large customer awards influence the mix and volume of organic revenue growth1 in fiscal 2027, temporarily reducing the Order Backlog available for near-term conversion. As a result, achieving modest organic revenue growth in fiscal 2027 will depend on stronger Order Bookings activity over the balance of the year and the pace of project execution of such Order Bookings during the fiscal year. Despite these near-term timing considerations, the Company continues to see encouraging signs across parts of the business. While overall life sciences performance is affected by lower GLP‑1-related demand, Order Bookings across the remainder of the life sciences portfolio increased at a high-single-digit rate versus the prior year, and the trailing-twelve-month book-to-bill ratio2 excluding GLP-1-related activity remained strong at approximately 1.1:1, supporting management's confidence in the underlying market environment. ATS also continues to see increasing contributions from revenues from services and remains well positioned to participate in the long-term growth of the nuclear and radiopharmaceutical markets, although customer awards in these markets can be subject to variability in timing and magnitude. The Company remains focused on driving cash returns through disciplined investment decisions and a consistent focus on capital efficiency across the portfolio.

•Progress on Long-term Margin Framework: Management continues to believe that executing on the long-term growth opportunities across the Company’s end markets and the operational-improvement initiatives currently underway, together with portfolio optimization and cost-
1 Organic revenue is a non-IFRS financial measure, and organic revenue growth is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."
2 Book-to-bill ratio is a supplementary financial measure — see "Non-IFRS and Other Financial Measures."

reduction activities, including the Fixed Cost Transformation Program, support the Company’s achievement of its long-term adjusted earnings from operations margin target of 15%. Management intends to provide updates as the initiatives progress.

•First quarter performance summary:
◦First quarter revenues were $693.7 million. On an adjusted basis, revenues were $698.3 million and decreased by 5.2% year-over-year, due to a combination of timing of project execution, a more normalized level of GLP-1-related activities compared to the prior-year period, and the impacts of the restructuring activities within the Company's transportation businesses, partially offset by growth in energy and revenues from services.
◦Order Bookings in the first quarter were $656 million, compared to $693 million in the first quarter last year, a decrease of 5.3%. The decrease primarily reflected lower nuclear refurbishment order activity compared to the prior-year period, primarily based on customer ordering cycles in this space, as expected. Some anticipated Order Bookings in the first quarter were impacted by the timing of customer decisions in other end markets, with expected Order Bookings shifting into future periods. The funnel in the Company's chosen markets remains healthy, despite this variability in timing and magnitude of Order Bookings.
◦Order Backlog of $1,889 million at period-end was 8.7% lower than the first quarter last year. Order Backlog remains distributed across strategic global markets and regulated industries and provides good revenue visibility. The Company maintains its longer-term goal of growing its revenues greater than market growth rates in its chosen markets.
◦Non-cash working capital as a percentage of adjusted revenues1 was 14.3%, an improvement from 17.3% in the corresponding quarter last year. The Company had a net debt to pro forma adjusted EBITDA ratio1 at June 28, 2026 of 2.9 times, and management expects the Company to continue to operate within its targeted leverage ratio of 2.0 to 3.0 times throughout fiscal 2027. The Company may temporarily operate above this range in the event a capital deployment opportunity arises that meets its disciplined criteria for shareholder value creation, with a clear path to returning to management's targeted leverage ratio within a specified timeframe. The Company has been actively cultivating acquisition opportunities and has a healthy pipeline across a number of its end markets.
◦Adjusted earnings from operations for the quarter were $68.1 million (9.8% adjusted earnings from operations margin), compared to $78.6 million (10.7% adjusted earnings from operations margin) a year ago, primarily due to lower revenues and the delayed realization of benefits from certain restructuring actions.
ORDER BOOKINGS BY QUARTER

First quarter of fiscal 2027 Order Bookings were $656 million, a 5.3% year-over-year decrease, reflecting a 6.9% decline in organic Order Bookings, partially offset by the positive impact of 1.6% from foreign exchange translation. By market, Order Bookings in life sciences increased compared to the prior-year period, reflecting continued customer capital investment across a broad range of applications. Order Bookings within life sciences remain well diversified, including orders for radiopharmaceutical applications and for a range of pharmaceutical and medical device automation solutions. To reflect management’s decision to reposition certain transportation businesses to serve other specialized industrial applications, the Company will report “industrial & consumer” in place for the separate transportation and consumer verticals previously reported. Order Bookings decreased in industrial & consumer compared to the prior period a year ago, primarily due to the timing of customer projects and the Company's ongoing portfolio repositioning towards opportunities that support improved profitability
1 Non-cash working capital as a percentage of revenues, and net debt to pro forma adjusted EBITDA are non-IFRS ratios — see "Non-IFRS and Other Financial Measures."

and capital efficiency. Order Bookings in food & beverage increased compared to the prior-year period due to the timing of customer orders in addition to the positive impact of foreign exchange translation. Order Bookings in energy decreased compared to the prior-year period primarily due to the timing of customer projects, specifically for nuclear refurbishment projects, and due to strong nuclear refurbishment-related activity in the prior-year period that benefited from several large project awards. Given the nature of the nuclear market, Order Bookings can fluctuate based on the timing of customer investment decisions and project awards. Organic Order Bookings and Organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures."

ORDER BACKLOG CONTINUITY
(In millions of dollars)

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Opening Order Backlog	$1,958	$2,139
Adjusted Revenues	(698)	(737)
Order Bookings	656	693
Order Backlog Adjustments[1]	(27)	(27)
Total	$1,889	$2,068
1Order Backlog adjustments include foreign exchange adjustments, and normal course scope changes and cancellations.

OUTLOOK

Order Backlog by Market
(In millions of dollars)

As at	June 28, 2026	June 29, 2025
Life Sciences	$1,103	$1,160
Industrial & Consumer	323	436
Food & Beverage	215	229
Energy	248	243
Total	$1,889	$2,068

At June 28, 2026, Order Backlog was $1,889 million, 8.7% lower than at June 29, 2025.

The life sciences funnel remains healthy and diversified, with opportunities across strategic submarkets such as pharmaceuticals, radiopharmaceuticals and medical devices, partially offsetting lower levels of GLP‑1-related activity. Management continues to identify opportunities with both new and existing customers across diagnostic and therapeutic radiopharmaceuticals, isotope production, wearable devices, automated pharmacy solutions, contact lenses and pre-filled syringes, as well as integrated life sciences solutions that leverage capabilities from across the Company. Management continues to see strong customer interest in specialized radiopharmaceutical production, containment and automation solutions, supported primarily by increasing adoption of therapeutic applications and ongoing investment in isotope production. As programs advance from clinical development towards commercialization, management continues to observe broader market activity aimed at securing capacity, enhancing supply-chain resilience and supporting reliable, compliant operations in highly regulated environments. ATS' differentiated capabilities in radiopharmaceutical containment systems, integrated automation and lifecycle support position the Company to participate in multiple phases of customer investment across the radiopharmaceutical value chain. Market conditions for ATS' laboratory equipment businesses remain stable overall. ATS continues to strengthen its coordinated go-to-market approach, with initiatives focused on broader market coverage, improved customer engagement and development of a pipeline of opportunities.

Funnel activity in industrial & consumer is stable. While discretionary consumer spending may influence the timing of certain customer investments, the Company continues to broaden its opportunity pipeline across specialized industrial applications. These opportunities allow ATS to deploy its differentiated automation, testing and high-speed assembly capabilities into higher-value areas such as data center infrastructure, warehouse packaging automation and other mission-critical production environments.

Funnel activity in food & beverage remains strong despite lower order activity in certain markets, particularly global tomato processing, following elevated investment levels in recent years. ATS continues to see opportunities across its core and adjacent end markets and is expanding its opportunity set beyond tomato processing into fresh fruit processing, secondary processing and packaging applications. In addition, customers' equipment replacement requirements may support investment activity even during periods of softer underlying demand. Through its market position and capabilities, management believes it is well positioned to participate as customer investment activity improves over time.

Funnel activity in energy remains strong, supported by industry investment in energy security, infrastructure modernization and new power generation capacity to support data center needs. Within nuclear, ATS has a proven track record supporting refurbishment and life-extension programs for CANDU reactors and is engaged in front-end engineering, design and prototype-equipment development for small modular reactors and conventional new builds. As customer programs advance, ATS can support automation for modular fabrication and assembly, fuel fabrication and related manufacturing processes, as well as fuel handling and other specialized testing systems designed for reliable and repeatable operation in high-risk environments. Fuel fabrication represents a complementary opportunity as customers invest in the facilities and equipment required ahead of reactor deployment. Based on management’s assessment of where ATS’ capabilities can be deployed, the Company’s addressable opportunity on a reactor program may represent a low-single-digit percentage of total customer capital expenditure, depending on the application.

After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS products at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. Management expects reoccurring revenues to be in the range of 25%-35% on a trailing-twelve-month basis and remains focused on expanding this proportion of the business over time.

Across its end markets, ATS’ competitive position is reinforced by a broad base of differentiated technologies, products and engineering know-how developed across the portfolio. These capabilities include precision and high-speed assembly systems for medical-device applications, modular sterile-filling platforms that integrate containment, inspection and magnetic conveyance, and adaptable automation platforms that can be deployed across emerging industrial applications. The Company is also advancing practical artificial intelligence and data-enabled automation applications combining machine vision, data, analytics and machine learning with automated equipment and lifecycle service offerings. Current applications include advanced inspection and sorting, digital tools for regulated workflows, and solutions intended to improve equipment performance, maintenance and operator effectiveness. These capabilities are at varying stages of development and are expected to support higher-value automation solutions and lifecycle service opportunities across complex and regulated applications.

Customers seeking to de-risk or enhance supply chain resiliency, address skilled worker shortages or combat higher labour costs present ongoing and future opportunities for ATS. Management believes that the underlying trends driving customer demand for ATS solutions, including growing labour constraints, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production, remain favourable. In addition, funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provides ATS with opportunities to use its capabilities to respond to customer needs, such as global and regional requirements to reduce carbon emissions.

See "Executive Update" for management's discussion on timing dynamics associated with Order Bookings, organic revenue growth in fiscal 2027 and earnings from operations margin. The Company continues to have high conviction in the breadth and ongoing diversification of its opportunity pipeline, including continued momentum in radiopharmaceutical and nuclear markets and growth in service-related revenues. Over the long term, ATS' objective remains to grow revenue at a rate that exceeds the underlying growth of its chosen end markets, supported by its technology differentiation, global scale and disciplined execution of the ABM.

Order Backlog of $1,889 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the second quarter of fiscal 2027, management expects to generate revenues in the range of $660 million to $700 million, reflecting the lower opening Order Backlog available for conversion. This revenue estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

The Company's initiatives to improve adjusted earnings from operations margin include restructuring and reorganization programs (see "Executive Update" and "Reorganization and Transformation Activity").

A portion of the savings generated through the Company's restructuring and reorganization programs is being reinvested in higher-growth areas, including the Company's radiopharmaceutical- and related businesses, where management sees significant long-term opportunity. These investments are intended to strengthen ATS' competitive position in markets supported by long-term secular growth drivers while maintaining a disciplined approach to cost and capital allocation. As noted above, the Company's long-term adjusted earnings from operations margin target of 15% remains unchanged.

Management’s approach to long-term value creation is centered on disciplined execution of the Company’s Growth Algorithm, which is designed to drive sustainable growth in per-share cash generation. The Growth Algorithm combines organic growth, disciplined acquisitions, margin expansion and improved working-capital efficiency, while supporting continued investment in differentiated technologies, lifecycle services and strategic acquisitions. Together, these priorities are intended to enhance the quality, resilience and growth of the Company’s earnings and cash flow profile. Management also considers return on invested capital and cash return on investment as part of its capital allocation framework. This framework is intended to balance growth, profitability and capital efficiency across organic investments, acquisitions and operational improvement initiatives, with the objective of maximizing long-term shareholder value.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases (see "Tariffs"), and price and lead-time volatility may continue to disrupt the timing and progress of the Company's margin expansion efforts and may affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities, including as a result of their evaluations of tariffs, can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end markets and new products and technologies and deliver hurdle-rate returns.

As management increases its focus on cash returns, improving non-cash working capital velocity and asset utilization more broadly are clear priorities within the Company’s operating models. These priorities are intended to support stronger cash generation and improved returns on invested capital. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%, although fluctuations are expected on a quarter-over-quarter basis. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization and Transformation Activity
Fixed Cost Transformation Program
Subsequent to the end of the first quarter of fiscal 2027, the Company initiated its Fixed Cost Transformation Program, including the initial European Footprint Consolidation phase. See “Executive Update” for additional details regarding the initiative.

Restructuring costs
Separately, the Company previously disclosed expected restructuring costs of approximately $10 million to $15 million in the first quarter of fiscal 2027, with $5 million related to transportation-related divisions, and the remainder related to other parts of the business. In the first quarter of fiscal 2027, restructuring expenses of $5.7 million were recorded in relation to these activities, with $1.6 million of this amount related to transportation. As noted above, some restructuring activities have taken longer to implement than previously anticipated and as a result, a portion of the expected costs has shifted into the second and third quarters of fiscal 2027.

Other reorganization activities
The Company previously disclosed realignment of the cost structure and capital needs of its transportation-related businesses, including consolidation of its remaining transportation-focused standalone divisions, and addressing excess facility capacity. Two facilities in the U.S. and one facility in Germany are currently being held for sale, with one of the facilities in the U.S. to be structured as a sale and leaseback transaction. The proceeds from the sale of these facilities, expected in fiscal 2027, are expected to fund the previously announced restructuring activities and other related costs associated with exiting these businesses and concluding the Company's obligations with respect to legacy customer contracts.

As part of the transportation-related reorganization, the Company is retaining differentiated engineering, automation and technical capabilities within these businesses and applying them to other industrial applications where the Company’s capabilities align with customer requirements.

First quarter net loss included $9.2 million relating to revenue and cost impacts directly associated with the transportation reorganization activities noted above. These impacts consisted of aged inventory adjustments, restructuring charges, and amounts associated with completing existing legacy customer contracts. Such amounts are included as non-IFRS adjusting items – see "Reconciliation of Non-IFRS Measures to IFRS Measures."

Also included in the first quarter net loss were $4.7 million of costs associated with the Company's previously announced initiative to embed its growing services business within its operating units. These amounts represent costs associated with redundant assets and are included as non-IFRS adjusting items – see "Reconciliation of Non-IFRS Measures to IFRS Measures." The strategic rationale for this change is to support greater accountability for the installed base and improve the capture of lifecycle customer opportunities. Over time, management expects this model to support a higher mix of reoccurring revenues, improved customer intimacy and more consistent capture of parts, service, upgrades and performance-improvement opportunities across the installed base.

In connection with management’s ongoing portfolio optimization review, the Company reassessed certain deferred development assets within its smaller software-focused businesses, resulting in impairment costs of $7.1 million in the quarter.

Tariffs
The majority of the Company's shipments from Canada into the U.S. fall within the current terms of the U.S.-Mexico-Canada trade agreement ("USMCA"). In 2026, the U.S. declined to agree to extend the USMCA in its current form, triggering annual joint reviews that will continue until the parties either agree to an extension or the agreement expires on July 1, 2036. Although the USMCA remains in full force and effect, the annual review process, and the ability of any party to withdraw from the agreement on six months' written notice, creates potential long-term uncertainty regarding North American free trade compounded by additional tariffs imposed by the U.S. on certain goods from various jurisdictions globally, including Canada and Europe; and further tariffs and trade agreements continue to be discussed. The potential impact, if any, of revised United States tariffs, including those imposed under Sections 301 and 338, is dependent on specific customer programs and the nature of the Company's work and, at this time, the Company does not expect these tariffs to have a material impact in the near term and continues to assess the potential application of these tariffs. Management continues to actively monitor the situation as it evolves and is taking steps to mitigate risks where possible while continuing to offer support to customers based on their needs, which may include onshoring or reshoring production. Supply chain impacts resulting from shifting trade dynamics have been largely mitigated through alternative sourcing, along with pricing strategies. While the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographic shifts in customers' capital deployment, ATS' global footprint and decentralized operating model, supported by the ABM, provide some flexibility to address potential disruptions over the long term. On a trailing-twelve-month basis, the Company's equipment and product adjusted revenues from its Canadian and European operations being sold into the U.S. remained consistent with the range previously disclosed of just over 20% of the Company's adjusted revenues.

DETAILED ANALYSIS

CONSOLIDATED RESULTS
(In millions of dollars, except per share data)

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Revenues	$693.7	$736.7
Cost of revenues	503.8	516.9
Selling, general and administrative	154.0	151.1
Restructuring costs	5.7	2.5
Stock-based compensation	6.0	8.4
Earnings from operations	$24.2	$57.8
Net finance costs	$20.7	$25.6
Income tax expense (recovery)	3.8	7.9
Net income (loss)	$(0.3)	$24.3
Basic earnings (loss) per share	$—	$0.25

Non-IFRS Financial Measures[1]	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Adjusted revenues[2]	$698.3	$736.7
Adjusted earnings from operations	$68.1	$78.6
EBITDA	$64.4	$95.1
Adjusted EBITDA	$92.9	$101.5
Adjusted basic earnings per share	$0.35	$0.41
1Non-IFRS financial measures — see "Non-IFRS and Other Financial Measures."
2The transportation reorganization included a decrease to revenue which was recorded to reflect the completion of legacy customer programs.

Consolidated Adjusted Revenues
(In millions of dollars)

Adjusted Revenues by type	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Revenues from construction contracts	$363.8	$421.5
Services rendered	182.8	164.1
Sale of goods	151.7	151.1
Total adjusted revenues[1]	$698.3	$736.7

Adjusted Revenues by market	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Life Sciences	$345.9	$378.8
Industrial & Consumer	175.6	184.0
Food & Beverage	117.0	138.5
Energy	59.8	35.4
Total adjusted revenues[1]	$698.3	$736.7
1Unless otherwise noted, all below commentary is on adjusted revenues.
First quarter fiscal 2027 revenues were 5.8% or $43.0 million lower than in the corresponding period a year ago, primarily reflecting a year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $47.3 million or 6.4%, partially offset by the positive impact of foreign exchange translation. On an adjusted basis, revenues were $38.4 million or 5.2% lower than the corresponding period a year ago. Revenues generated from construction contracts decreased 13.7% or $57.7 million from the prior period primarily due to lower Order Backlog entering the period and was partially offset by the positive impact of foreign exchange translation. Revenues from services increased 11.4% or $18.7 million, primarily due to organic revenue growth on higher Order Backlog entering the period and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 0.4% or $0.6 million.

By market, revenues generated in life sciences decreased $32.9 million or 8.7% year-over-year. This was primarily due to timing of both customer capital allocation and project execution. Revenues in industrial & consumer decreased $8.4 million or 4.6% compared to the prior year as a result of lower activity in certain legacy industrial applications, as the Company continues to reposition its capabilities towards other strategic areas. Revenues generated in food & beverage decreased $21.5 million or 15.5% from the corresponding period last year due to lower Order Backlog entering the period. Revenues in energy increased $24.4 million or 68.9% year-over-year due to revenue growth on higher Order Backlog entering the quarter, including execution of nuclear projects.

Cost of revenues. At $503.8 million, first quarter of fiscal 2027 cost of revenues decreased by $13.1 million, or 2.5%, compared to the corresponding period a year ago primarily due to lower revenues. First quarter of fiscal 2027 gross margin was 27.4% (or 30.0% on adjusted revenues and excluding cost of revenues from the transportation reorganization of $2.3 million, cost of revenues from the services reorganization of $4.2 million, impairment costs relating to the software-focused businesses reorganization of $7.1 million, and cost of revenues from other reorganization-related costs of $1.5 million), compared to 29.8% in the corresponding period a year ago. The year-over-year increase in gross margin excluding adjusting items was 18 basis points, and attributed primarily to program mix, and the impact of increased higher-margin after-sales service revenues.

Selling, general and administrative expenses. SG&A expenses for the first quarter of fiscal 2027 were $154.0 million and included $14.1 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.1 million of incremental costs related to the Company's acquisition activity, $0.7 million related to the transportation reorganization, $0.5 million related to the services reorganization, $1.4 million of CEO inducement costs, and $0.6 million related to other reorganization-related costs. Excluding these items, SG&A expenses were $136.6 million in the first quarter of fiscal 2027. Comparably, SG&A expenses for the first quarter of fiscal 2026 were $136.4 million, which excluded $14.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $0.3 million of incremental costs related to the Company's acquisition activity. Higher SG&A expenses in the first quarter of fiscal 2027 primarily reflected the impact of foreign exchange translation. The CEO inducement costs are recognized over the term of the award, which will be paid April 1, 2027.

Restructuring costs. Restructuring costs for the three months ended June 28, 2026 were $5.7 million, compared to $2.5 million in the corresponding period a year ago. For further information on the restructuring costs, refer to "Reorganization and Transformation Activity" on page 9.

Stock-based compensation. Stock-based compensation expense of $6.0 million in the first quarter of fiscal 2027 included $1.1 million of revaluation expense from the deferred share units ("DSUs") and restricted share units ("RSUs") resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was $8.4 million in the corresponding period a year ago, which included $3.6 million of revaluation expenses.

Earnings and adjusted earnings from operations
(in millions of dollars)

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Earnings from operations	$24.2	$57.8
Amortization of acquisition-related intangible assets	14.1	14.4
Acquisition-related transaction costs	0.1	0.3
Restructuring charges	5.7	2.5
Transportation reorganization[2]	7.6	—
Services reorganization[3]	4.7	—
CEO inducement	1.4	—
Software-focused businesses reorganization	7.1	—
Other reorganization-related costs[4]	2.1	—
Mark to market portion of stock-based compensation	1.1	3.6
Adjusted earnings from operations[1]	$68.1	$78.6
1Non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."
2Included in the transportation reorganization costs was a decrease of $4.6 million of revenue, a $2.3 million increase in cost of revenues and a $0.7 million increase in SG&A expense.
3Included in services reorganization is a $3.5 million increase to cost of revenues, $0.7 million of amortization charges recorded to cost of revenues, and $0.5 million increase to SG&A expense.
4Included in other reorganization-related costs is a $1.5 million increase to cost of revenues, and $0.6 million of amortization recorded to SG&A expense.

First quarter fiscal 2027 earnings from operations were $24.2 million (3.5% operating margin) compared to $57.8 million (7.8% operating margin) in the first quarter a year ago. Operating margin is a supplementary financial measure — see "Non-IFRS and Other Financial Measures." First quarter fiscal 2027 earnings from operations included $14.1 million related to amortization of acquisition-related intangible assets, $0.1 million of incremental costs for the Company's acquisition activity, $5.7 million of restructuring charges, $7.6 million related to the impact of the transportation reorganization, $4.7 million related to the impact of the services reorganization, $1.4 million related to CEO inducement costs, $7.1 million related to the software-focused businesses reorganization, $2.1 million of other reorganization-related costs, and $1.1 million of stock-based compensation revaluation expense. First quarter fiscal 2026 earnings from operations included $14.4 million of amortization of acquisition-related intangible assets, $0.3 million of incremental costs for acquisition activity, $2.5 million of restructuring charges, and $3.6 million of stock-based compensation revaluation expense.

Excluding these items in both quarters, adjusted earnings from operations were $68.1 million (9.8% adjusted earnings from operations margin), compared to $78.6 million (10.7% adjusted earnings from operations margin) a year ago. The first quarter of fiscal 2027 adjusted earnings from operations primarily reflected lower revenues.

Net finance costs. Net finance costs were $20.7 million in the first quarter of fiscal 2027, compared to $25.6 million a year ago. First quarter of fiscal 2027 reflects reduced average borrowings versus the prior-year period.

Income tax provision. For the three months ended June 28, 2026, the Company's effective income tax rate of 107.3% differed from the combined Canadian basic federal and provincial income tax rate of 26.5% due to income earned in certain jurisdictions with different statutory tax rates.

After adjusting the income tax provision for the impact of current year non-IFRS adjustments, the adjusted effective tax rate for the three months ended June 28, 2026 was 27.4%. Adjusted effective tax rate is a non-IFRS ratio - see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net income (loss). Net loss for the first quarter of fiscal 2027 was $0.3 million (0 cents per share basic), compared to net income of $24.3 million (25 cent per share basic and diluted) for the first quarter of fiscal 2026. The decrease primarily reflected lower revenues. Adjusted basic earnings per share were 35 cents compared to 41 cents in the first quarter of fiscal 2026.

Other Non-IFRS Measures of Performance
(In millions of dollars)

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Earnings from operations	$24.2	$57.8
Depreciation and amortization	40.2	37.3
EBITDA[1]	$64.4	$95.1
Restructuring charges	5.7	2.5
Acquisition-related transaction costs	0.1	0.3
Transportation reorganization	7.6	—
Services reorganization[2]	4.0	—
CEO inducement	1.4	—
Software-focused businesses reorganization	7.1	—
Other reorganization-related costs[3]	1.5	—
Mark to market portion of stock-based compensation	1.1	3.6
Adjusted EBITDA[1]	$92.9	$101.5
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures."
2Services reorganization costs incurred in the quarter include $0.7 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.
3Other reorganization-related costs incurred in the quarter include $0.6 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

Depreciation and amortization expense was $40.2 million in the first quarter of fiscal 2027, compared to $37.3 million a year ago.
EBITDA was $64.4 million (9.2% EBITDA margin) in the first quarter of fiscal 2027 compared to $95.1 million (12.9% EBITDA margin) in the first quarter of fiscal 2026. EBITDA for the first quarter of fiscal 2027 included $5.7 million of restructuring charges, $0.1 million of incremental costs related to acquisition activity, $7.6 million related to the impact of the transportation reorganization, $4.0 million related to the impact of the services reorganization, $1.4 million related to CEO inducement costs, $7.1 million of costs related to reorganization activities in the Company's software-focused businesses, $1.5 million of other reorganization-related costs, and $1.1 million of stock-based compensation revaluation expense. EBITDA for the corresponding period in the prior year included $2.5 million of restructuring charges, $0.3 million of incremental costs related to acquisition activity, and $3.6 million of stock-based compensation revaluation expenses. Excluding these amounts, adjusted EBITDA was $92.9 million (13.3% adjusted EBITDA margin), compared to $101.5 million (13.8% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA primarily reflected lower revenues. EBITDA margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

SHARE DATA
During the first three months of fiscal 2027, 18,449 stock options were exercised. At August 6, 2026, the total number of common shares outstanding was 98,126,894. There were also 1,189,803 stock options outstanding to acquire common shares of the Company and 1,132,495 RSUs outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the RSUs are subject to the performance vesting conditions of the Company's RSU plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the RSU grants when such RSU grants are fully vested. During the three months ended June 28, 2026, nil common shares were purchased. Subsequent to June 28, 2026, 66,339 shares were purchased for $2.6 million and placed in the trust. The trust is included in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 18, 2025, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,225,621 common shares during the 12-month period ending December 21, 2026.

During the three months ended June 28, 2026, the Company purchased nil common shares under the NCIB program.
Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
Liquidity, Cash Flow and Financial Resources
(In millions of dollars, except ratios)

As at	June 28, 2026	March 31, 2026
Cash and cash equivalents	$198.9	$285.0
Debt-to-equity ratio[1]	0.86:1	0.89:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Cash, beginning of period	$285.0	$225.9
Total cash provided by (used in):
Operating activities	(10.3)	155.8
Investing activities	(14.6)	(16.2)
Financing activities	(64.0)	(177.0)
Net foreign exchange difference	1.7	0.1
Initial adoption of amendments to IFRS 9	1.1	—
Cash, end of period	$198.9	$188.6

In the first quarter of fiscal 2027, cash flows used in operating activities were $10.3 million compared to $155.8 million provided by operating activities in the corresponding period a year ago. The decrease in cash flow from operations was primarily attributed to prior year cash flows including collection of the settlement amount from an EV customer.

In the first quarter of fiscal 2027, the Company's investment in non-cash working capital increased by $45.6 million from March 31, 2026. Accounts receivable decreased by 2.4%, or $12.7 million, while net contracts in progress increased 14.3%, or $18.5 million, compared to March 31, 2026, primarily due to timing of billings on certain customer contracts. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories increased 3.3%, or $9.7 million, primarily to enable fulfillment of Order Backlog. Deposits and prepaid assets increased 1.8% or $1.7 million compared to March 31, 2026. Accounts payable and accrued liabilities decreased 2.4% or $15.1 million compared to March 31, 2026 due to timing of supplier billings and payments. Provisions decreased 12.8% or $4.1 million compared to March 31, 2026 primarily due to payments associated with the previously disclosed reorganization actions.

The free cash flow of the Company for the three months ended June 28, 2026 was an outflow of $25.9 million, compared to an inflow of $139.5 million a year ago, primarily due to the prior year including collection on the negotiated settlement with an EV customer in the first quarter of fiscal 2026, and other timing-related factors near the end of the first quarter of fiscal 2027, primarily related to billing and collection of milestone payments. The Company expects improvement in free cash flow going forward, and has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Non-cash working capital as a percentage of adjusted revenues was 14.3% at June 28, 2026 compared to 12.1% at March 31, 2026. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Cash investments in property, plant and equipment totalled $8.0 million in the first three months of fiscal 2027, primarily related to purchases of production equipment and computer hardware, as well as construction of new facilities. Intangible asset expenditures were $7.6 million in the first three months of fiscal 2027, primarily related to various internal development projects and computer software. Capital expenditures for fiscal 2027 for tangible assets and intangible assets are expected to be between $70 million and $90 million. The Company adds capacity to support growth while continuing to invest in innovation. This investment is based on the needs of the business and timing of projects, and management continues to build flexibility into plans for the balance of the year.

At June 28, 2026, the Company had $1,008.7 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $233.4 million available under letter of credit facilities.

On December 4, 2025, the Company amended its senior secured credit facility (the "Credit Facility"), extending the maturity date to December 4, 2029. The Credit Facility consists of (i) a $900.0 million secured committed revolving line of credit and (ii) a fully drawn $150.0 million secured term credit facility. The Company incurred transaction costs of $2.6 million which were deferred and are being amortized over the term of the Credit Facility. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At June 28, 2026, the Company had utilized $150.0 million under the Credit Facility, of which $150.0 million was classified as long-term debt (March 31, 2026 - $200.0 million) and $nil by way of letters of credit (March 31, 2026 - $nil).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At June 28, 2026, all of the covenants were met.

The Company has additional credit facilities available of $111.8 million (40.0 million EUR, U.S. $24.0 million, 110.0 million Thai Baht, 2.5 million GBP, 5.0 million CNY, $1.0 million AUD and $1.8 million CAD). The total amount outstanding on these facilities as at June 28, 2026 was $2.7 million, of which $0.9 million was classified as bank indebtedness (March 31, 2026 - $6.7 million), $1.8 million was classified as long-term debt (March 31, 2026 - $1.9 million) and $nil by way of letters of credit (March 31, 2026 - $nil). The interest rates applicable to the credit facilities range from 3.05% to 6.75% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350.0 million aggregate principal amount of senior notes (the "U.S. Senior Notes") were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At June 28, 2026, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see "Risk Management").

On August 21, 2024, the Company completed a private placement of $400.0 million aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200.0 million of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to $600.0 million. The additional CAD Senior Notes were issued at a premium of $1.3 million which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9.6 million were deferred and are being amortized over the term of the CAD Senior Notes. At June 28, 2026, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

Contractual Obligations
(In millions of dollars)

The Company's contractual obligations are as follows as at June 28, 2026:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Bank indebtedness	$0.9	$0.9	$—	$—	$—	$—	$—
Long-term debt obligations[1]	1,549.0	59.6	59.9	545.8	189.3	39.3	655.1
Lease liability obligations[1]	175.5	40.9	35.3	29.9	25.3	19.0	25.1
Purchase obligations	376.7	351.9	21.9	2.4	0.3	0.1	0.1
Accounts payable and accrued liabilities	607.3	607.3	—	—	—	—	—
Total	$2,709.4	$1,060.6	$117.1	$578.1	$214.9	$58.4	$680.3
1Long-term debt obligations and lease liability obligations include principal and interest.

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at June 28, 2026, the total value of outstanding letters of credit was approximately $270.5 million (March 31, 2026 - $283.9 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated financial statements.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company's credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company's trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous, taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on the $300.0 million outstanding on the Company's Credit Facility at that date, to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026. On March 16, 2026, the Company discontinued hedge accounting on the $150.0 million revolver portion of the Credit Facility due to a repayment of the hedged item. The $150.0 million term loan remains in the pre-existing hedging relationship.

On March 16, 2026, the Company entered into a forward starting variable for fixed interest rate swap instrument to swap the variable interest rate on the $150.0 million outstanding on the term loan to a fixed 3.264%. The terms of the hedging relationship will be effective November 4, 2026 and will end on November 4, 2028, aligned with the terms of the Company's Credit Facility.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.
FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.
The Company's Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. Certain of the Company's foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company's forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a one- to twenty-four-month period.

The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes as well as its Euro-denominated net investment.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap 165.3 million Euros into Canadian dollars to hedge its Euro-denominated net investment. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Period end actual exchange rates			Three months ended average exchange rates
	June 28, 2026	June 29, 2025	% change	June 28, 2026	June 29, 2025	% change
U.S. dollar	1.418	1.370	3.5%	1.383	1.384	(0.1)%
Euro	1.615	1.604	0.7%	1.609	1.569	2.5%

CONSOLIDATED QUARTERLY RESULTS
(In millions of dollars, except per share amounts)

	Q1 2027	Q4 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Revenues	$693.7	$747.1	$760.7	$728.5	$736.7	$574.2	$652.0	$612.8
Adjusted revenues[1]	$698.3	$744.3	$760.7	$728.5	$736.7	$721.1	$652.0	$612.8
Earnings (loss) from operations	$24.2	$8.1	$57.7	$75.2	$57.8	$(113.6)	$33.1	$22.2
Adjusted earnings from operations[1]	$68.1	$76.8	$79.9	$79.1	$78.6	$74.3	$65.7	$56.5
Net income (loss)	$(0.3)	$(16.2)	$30.0	$33.6	$24.3	$(68.9)	$6.5	$(0.9)
Basic earnings (loss) per share	$—	$(0.16)	$0.31	$0.34	$0.25	$(0.70)	$0.07	$(0.01)
Diluted earnings (loss) per share	$—	$(0.16)	$0.30	$0.34	$0.25	$(0.70)	$0.06	$(0.01)
Adjusted basic earnings per share[1]	$0.35	$0.36	$0.48	$0.45	$0.41	$0.41	$0.32	$0.25
Order Bookings[2]	$656	$704	$821	$734	$693	$863	$883	$742
Order Backlog[3]	$1,889	$1,958	$2,053	$2,070	$2,068	$2,139	$2,060	$1,824
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."
2Supplementary financial measure —See "Non-IFRS and Other Financial Measures" and "Order Bookings by Quarter."
3Supplementary financial measure — See "Non-IFRS and Other Financial Measures" and "Order Backlog Continuity."

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS

There were no significant related party transactions in the first three months of fiscal 2027.

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted revenues to the most directly comparable IFRS measure (revenues):

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Revenues	$693.7	$736.7
Transportation reorganization[1]	4.6	—
Adjusted revenues	$698.3	$736.7
1The transportation reorganization included a decrease to revenue and was recorded to reflect the impact of completing legacy customer programs — see "Reorganization and Transformation Activity."

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Adjusted EBITDA	$92.9	$101.5
Less: Restructuring charges	5.7	2.5
Less: Acquisition-related transaction costs	0.1	0.3
Less: Transportation reorganization	7.6	—
Less: Services reorganization[1]	4.0	—
Less: CEO inducement	1.4	—
Less: Software-focused businesses reorganization	7.1	—
Less: Other reorganization-related costs[2]	1.5	—
Less: Mark to market portion of stock-based compensation	1.1	3.6
EBITDA	$64.4	$95.1
Less: Depreciation and amortization expense	40.2	37.3
Earnings (loss) from operations	$24.2	$57.8
Less: Net finance costs	20.7	25.6
Less: Income tax expense	3.8	7.9
Net income (loss)	$(0.3)	$24.3
1Services reorganization costs incurred in the quarter include $0.7 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.
2Other reorganization-related costs incurred in the quarter include $0.6 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended June 28, 2026					Three Months Ended June 29, 2025
	Earnings from operations	Finance costs	Income tax expense	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Income tax expense	Net income	Basic EPS
Reported (IFRS)	$24.2	$(20.7)	$(3.8)	$(0.3)	$—	$57.8	$(25.6)	$(7.9)	$24.3	$0.25
Amortization of acquisition- related intangibles	14.1	—	—	14.1	0.14	14.4	—	—	14.4	0.14
Restructuring charges	5.7	—	—	5.7	0.06	2.5	—	—	2.5	0.03
Acquisition-related transaction costs	0.1	—	—	0.1	—	0.3	—	—	0.3	—
Transportation reorganization	7.6	—	—	7.6	0.08	—	—	—	—	—
Services reorganization	4.7	—	—	4.7	0.05	—	—	—	—	—
CEO inducement	1.4	—	—	1.4	0.01	—	—	—	—	—
Software-focused businesses reorganization	7.1	—	—	7.1	0.07	—	—	—	—	—
Other reorganization-related costs	2.1	—	—	2.1	0.02	—	—	—	—	—
Mark to market portion of stock-based compensation	1.1	—	—	1.1	0.01	3.6	—	—	3.6	0.04
Adjustment to income tax expense[1]	—	—	(9.2)	(9.2)	(0.09)	—	—	(5.2)	(5.2)	(0.05)
Adjusted (non-IFRS)	$68.1			$34.4	$0.35	$78.6			$39.9	$0.41
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

The following table reconciles organic revenue to adjusted revenues, which have been reconciled to the most directly comparable IFRS measure (revenues) earlier in the document:

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Organic revenue	$689.4	$685.6
Revenues of acquired companies	—	28.6
Impact of foreign exchange rate changes	8.9	22.5
Total revenues	$698.3	$736.7
Organic revenue growth	(6.4)%

The following table reconciles non-cash working capital as a percentage of adjusted revenues to the most directly comparable IFRS measures:

As at	June 28, 2026	March 31, 2026
Accounts receivable	$511.0	$523.7
Income tax receivable	14.9	10.4
Contract assets	447.1	436.8
Inventories	304.9	295.2
Deposits, prepaids and other assets	96.6	94.9
Accounts payable and accrued liabilities	(607.3)	(622.4)
Income tax payable	(28.5)	(34.1)
Contract liabilities	(299.1)	(307.3)
Provisions	(28.0)	(32.1)
Non-cash working capital	$411.6	$365.1
Trailing six-month adjusted revenues annualized	$2,885.0	$3,009.8
Working capital %	14.3%	12.1%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	June 28, 2026	March 31, 2026
Cash and cash equivalents	$198.9	$285.0
Bank indebtedness	(0.9)	(6.7)
Current portion of lease liabilities	(36.9)	(35.2)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(118.4)	(119.5)
Long-term debt	(1,234.5)	(1,274.6)
Net Debt	$(1,192.0)	$(1,151.2)
Pro Forma Adjusted EBITDA (TTM)	$404.3	$413.0
Net Debt to Pro Forma Adjusted EBITDA	2.9x	2.8x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Cash flows provided by (used in) operating activities	$(10.3)	$155.8
Acquisition of property, plant and equipment	(8.0)	(7.1)
Acquisition of intangible assets	(7.6)	(9.2)
Free cash flow	$(25.9)	$139.5

The following table calculates the adjusted effective tax rate based on net income before income taxes including adjusting items and adjusted income tax expense:

(in millions of dollars)	Three Months Ended June 28, 2026
Earnings from operations	$24.2
Amortization of acquisition-related intangible assets	14.1
Acquisition-related transaction costs	0.1
Restructuring charges	5.7
Transportation reorganization	7.6
Services reorganization	4.7
CEO inducement	1.4
Software-focused businesses reorganization	7.1
Other reorganization-related costs	2.1
Mark to market portion of stock-based compensation	1.1
Adjusted earnings from operations	68.1
Net finance costs	20.7
Income before income taxes including adjusting items	47.4

Income tax expense	3.8
Estimated tax impact of adjusting items	9.2
Adjusted income tax expense	13.0

Adjusted effective income tax rate	27.4%

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of RSUs and DSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

	Q1 2027	Q4 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Total stock-based compensation expense (recovery)	$6.0	$2.5	$4.5	$(6.7)	$8.4	$(2.3)	$5.1	$2.7
Less: stock-based compensation forfeiture[1]	—	—	—	(7.3)	—	—	—	—
Less: mark to market portion of stock-based compensation	1.1	0.1	1.4	(3.7)	3.6	(3.4)	1.4	(1.9)
Base stock-based compensation expense	$4.9	$2.4	$3.1	$4.3	$4.8	$1.1	$3.7	$4.6
1Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the related fiscal year.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

There have been no material changes to the critical accounting estimates described in the Company's fiscal 2026 MD&A.

Macroeconomic environment
The Company continues to operate in an uncertain macroeconomic environment influenced by various factors, including cross-border tariffs, interest rate changes, inflation, supply chain dynamics and other impediments and uncertainties related to cross-border trade, geopolitical issues, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Any of these factors, alone or in combination, could affect the global and Canadian economies, which could adversely affect the Company's business, operations and customers. ATS monitors these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management also monitors and assesses the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's interim condensed consolidated financial statements.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and the interim Chief Financial Officer ("interim CFO") of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management is required to complete an evaluation of the design and operating effectiveness of the Company's disclosure controls and procedures which was conducted as of June 28, 2026 under the supervision of the CEO and interim CFO as required by CSA National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings as well as Rule 13a-15(e) and Rules 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the interim CFO have concluded that the Company's disclosure controls and procedures were not effective as of June 28, 2026, due to the material weakness in the Company's internal controls over financial reporting as previously identified in the Controls and Procedures section of the fiscal 2026 MD&A.

Management, including the CEO and interim CFO, does not expect that the Company's disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Remediation plan for the material weakness
In response to the material weakness identified in the fiscal 2026 MD&A, management, with oversight of the Audit Committee of the Board of Directors of the Company, is continuing to implement effective internal controls to address the identified material weakness.

Management has commenced an upgrade of its existing enterprise resource planning ("ERP") system in one of its international divisions, with implementation planned during the fiscal year. The upgraded ERP system will support the implementation of an effective control design over the completeness and accuracy of data used in the performance of business controls and enhance internal controls through increased process automation.

Senior management has discussed the material weakness with the Audit Committee, which will continue to review progress on these remediation activities. While management believes these actions will contribute to the remediation of the material weakness, the corrective processes and related procedures have not yet been completed. Until the remediation steps set forth above are fully designed, implemented, and operate for a sufficient period of time such that they can be concluded to be operating effectively, the material weakness described above will not be considered remediated. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weakness described above or prevent the occurrence of other material weaknesses in the Company's ICFR in the future. As the Company continues to evaluate and work to improve its internal control over financial reporting, management may take additional measures to address control deficiencies.

Changes in internal control over financial reporting
Except for the remediation activities described above, there have been no other significant changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to affect, internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions, and the expected benefits to be derived therefrom; the ABM and possible margin improvements as a result from the execution of the ABM, including the timelines to achieve such improvements; the development of the Company's data-enabled automation capabilities; various core and end market opportunities for ATS; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected Order Bookings activity over the balance of fiscal 2027; the expectation that the Company's Order Backlog will help mitigate some of the impact of variable Order Bookings on revenue in the short term; the conversion of Order Backlog into revenue, including the timing and pace of project execution; the expected benefits where the Company engages with customers on enterprise-type solutions; the Company's plan to focus on increasing after-market sales and service revenue, including the benefits related thereto; the potential impact of the Company's approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; the range of the expected reoccurring revenues on a trailing twelve-month basis; initiatives in furtherance of revenue growth and improvement of profitability; the expected improvement of the Company's adjusted earnings from operations margin in fiscal 2027 through operational initiatives and portfolio development, and a combination of lower costs achieved from existing and planned restructuring and reorganization activities, disciplined execution of the ABM across the portfolio, targeted commercial practices, and an improved after-market mix supported by the integration of services directly into the Company's operating units; the expected cost reductions as a result of the reorganization activities; the expected long-term adjusted earnings from operations margin target; the anticipated range of revenues for the following quarter; the expected revenue growth for fiscal 2027, and the Company’s long term goal to grow revenues greater than market growth rates in its chosen markets; the expectation that the ongoing reorganization of the Company’s transportation-related operations will remove dilutive revenues; the expectation to continue to operate within the targeted leverage ratio for fiscal 2027; the Company's expected improvements in free cash flow and the multi-year free cash flow target; expectation of realization of cost and revenue synergies consistent with announced integration plans; the Company’s long-term goal of non-cash working capital as a percentage of annualized revenues; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities in future quarters, including the Fixed Cost Transformation Program, the European Footprint Consolidation and any go-to-market reorganization across its lab equipment businesses, with early pipeline activity building, the expected restructuring costs in future quarters, the expectation that the restructuring and other related costs to be funded by proceeds of the sale of buildings in the U.S. and in Germany in fiscal 2027, the reinvestment of a portion of savings from the reorganization activities in higher-growth areas, the expectation of restructuring and reorganization activity to support the Company’s margin expansion initiative throughout fiscal 2027 including the expected timing, scope and anticipated benefits of these initiatives to simplify the Company's operating structure; the expected stock-based compensation expense per quarter in fiscal

2027; expectations in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2027; the remediation plan for the material weakness in the Company's internal control over financial reporting, and the effectiveness of the upgraded ERP system; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, tariffs imposed by the U.S. and the shifting trade dynamics, geo-political issues, and regional or global conflicts; steps taken by the Company to mitigate risks as a result of the tariffs imposed by the U.S., and the Company’s expectation that such tariffs do not have a material impact on the Company; and the Company's belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the shifting trade dynamics including tariffs and trade restrictions; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; impact of factors such as increased pricing pressure, decreases in availability and a corresponding increase in cost of energy and supplies, and delays in relation thereto, further delays or revisions of customer awards, lower-than-expected Order Bookings, failure of expected Order Bookings to materialize over the balance of fiscal 2027, delays in converting Order Bookings or Order Backlog into revenue, and possible margin compression related thereto; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, shifting trade dynamics and tariffs, and regional or global conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global price increases; inability to successfully expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize, develop slower than expected or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin in fiscal 2027 and over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, price and lead-time volatility, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activities are not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; the remediation plan for the material weakness in the Company's internal control over financial reporting and the upgraded ERP system are not effective; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; impact of the leadership transition; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' Annual Information Form, which are available on the SEDAR+ at www.sedarplus.ca and on the U.S. Securities Exchange Commission's EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations; however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiatives; management's assessment as to the project schedules across all customer contracts in Order Backlog, the strengthening of Order Bookings over the balance of fiscal 2027 and the conversion of those Order Bookings and Order Backlog into revenue within expected timelines, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation will support revenue growth; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin in fiscal 2027 and over the long term will result in improvements to adjusted earnings from operations margin; the anticipated growth or capabilities in the life sciences, radiopharmaceuticals food & beverage, consumer products, energy, and nuclear markets; the ability to seek out, enter into and successfully integrate acquisitions; the Company's expectations of industry consolidation over the next two years; ongoing cost inflationary pressures and the Company's ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company's competitive position in the industry, including global presence, size and critical mass, technical skills, capabilities and experience, product and technology portfolio, recognized brands, trusted customer relationships, and total-solutions capabilities; the underlying trends driving customer demand for ATS solutions remain favourable; the Company's ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company's customers; planned restructuring and reorganization activities will be implemented as expected and within anticipated cost ranges; and general economic and political conditions, and global events, including any regional and global conflicts, epidemic or pandemic outbreak or resurgence, and the international trade dynamics.

Forward-looking statements included in this MD&A are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities laws. Such financial outlook may include, without limitation, statements regarding expected revenues, expected adjusted earnings from operations margin, adjusted earnings from operations margin targets, expected restructuring costs, expected capital expenditures and free cash flow targets. Financial outlook involves statements about ATS' prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity, and lower costs achieved from the transportation reorganization. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of ATS' operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", "adjusted income tax provision", and "free cash flow", are non-IFRS financial measures, "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of adjusted revenues", "net debt to pro forma adjusted EBITDA", and "adjusted effective tax rate" are non-IFRS ratios, and "operating margin", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of adjusted revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of adjusted revenues. Organic revenue is defined as adjusted revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported adjusted revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement and cancelled contract costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of adjusted revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of adjusted revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter adjusted revenues annualized. Adjusted income tax provision is defined as income tax provision including the tax impact of adjusting items and adjusting for the impact of additional one time tax transactions. Adjusted effective tax rate is adjusted income tax expressed as a percentage of pre tax income. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenue.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for RSUs as equity-settled. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and

RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of adjusted revenues" to assess overall liquidity. Management uses adjusted effective tax rate to better evaluate actual tax impact on the financial performance of the Company. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to net income, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components (vi) adjusted revenues to revenue and (vii) organic revenue to revenue, in each case for the three months ended June 28, 2026 and June 29, 2025, is contained in this MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of adjusted revenues and (ii) net debt to their IFRS measure components, in each case at both June 28, 2026 and March 31, 2026 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings from operations for the three months ended June 28, 2026 and June 29, 2025 is also contained in the MD&A (see "Earnings and Adjusted Earnings from Operations"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three months ended June 28, 2026 and June 29, 2025 is also contained in this MD&A (see "Order Backlog Continuity"). A reconciliation of the adjusted effective tax rate for the three months ended June 28, 2026 is also contained in the MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures").